           Item 24(b)(16)

           Schedule of Computation of each performance quotation provided in the
           -----------------------
           Registration Statement in response to Item 22:

           Total Return
           ------------

As indicated in the Prospectus, the Fund may advertise its yield and/or total return performance for all classes of shares of one or more of the Portfolios, calculated in accordance with the rules of the Commission. Such performance information may include time periods prior to the implementation of the Multiple Pricing System on April 1, 1994, and will be calculated as described below. For purposes of quoting and comparing the performance of the classes of the Portfolios to that of other mutual funds and to stock or other relevant indices in advertisements or in reports to shareholders, performance will be stated in terms of total return and yield. Both "total return" and "yield" figures are based on historical performance, show the performance of a hypothetical investment and are not intended to indicate future performance.

Under the rules of the Commission, funds advertising performance must include total return quotes, "T" below, calculated according to the following formula:

P(1 + T)/n/ = ERV

Where:

           P =    a hypothetical initial payment of $1,000

           T =    average annual total return

           n =    number of years (1, 5 or 10)

           ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the "n" year period (or fractional portion thereof) at the end of such period.

     The average annual total return will be calculated under the foregoing formula and the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover one, five, and ten year periods (if available) plus the time period since the effective date of the Fund's registration statement. When the period since inception for a Portfolio is less than one year, the total return quoted will be the aggregate return for the period. In calculating the ending redeemable value, for Class A shares, the current maximum front end sales charge of 4.75% (as a percentage of the offering price) is deducted from the initial $1,000 payment, and for Class B shares, the applicable CDSC imposed on redemption of shares held for the period is deducted. The schedule of CDSCs due upon redemption is described under "PURCHASE OF SHARES -- Class B Shares" in the Prospectus. The formula also assumes that all dividends and distributions have been reinvested at net asset value as described in the Prospectus on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5 and 10 year periods (or fractional portions thereof) that would equate the initial amount invested to the ending redeemable value. Any sales charges that might in the future be made applicable to reinvestments would be included as would any recurring account charges that might be imposed by the Fund.
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        Yield
        -----

     A Portfolio's yield is a way of showing the rate of income the Portfolio earns on its investments as a percentage of the Portfolio's share price. Under the rules of the Commission, yield must be calculated according to the following formula:

                 a-b
     YIELD  = 2[(--- + 1)(to the sixth power) -1]
                 cd
Where:
                    a = dividends and interest earned during the period.

                    b = expenses accrued for the period (net of reimbursement).

                    c = the average daily number of shares outstanding during
                        the period that were entitled to receive dividends.

                    d = the maximum offering price per share on the last day of the period.

Yields for the classes of the Portfolios of the Fund used in advertising are computed by dividing the class of the Portfolio's interest and dividend income for a given 30 day period, net of expenses, by the average number of shares entitled to receive distributions during the period, dividing this figure by the offering price (including the applicable front end sales charge or CDSC) at the end of the period and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Income is calculated for purposes of yield quotations in accordance with standardized methods applicable to all stock and bond mutual funds. Dividends from equity investments are treated as if they were accrued on a daily basis, solely for the purposes of yield calculations. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses generally are excluded from the calculation. Income calculated for the purposes of calculating the Portfolio's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding assumed in yield calculations, the yield quoted for a class of a Portfolio may differ from the rate of distributions paid over the same period or the rate of income reported in the Fund's financial statements.


        Yields for Money Market Funds
        -----------------------------

     Yields for the Money Market Fund will be computed on the basis of seven-day periods, and such quotations will be in lieu of total return quotations for the one, five and ten year periods described above. Yields will be computed by dividing the net change, exclusive of capital changes, in the value of a hypothetical account having a balance of one share at the beginning of the seven-day period by the value of the account at the beginning of the period and multiplying the return so determined ("base period return") by 365/7. Effective yields will be computed by compounding the base period return in accordance with the following formula:

     Effective yield = [(Base period return + 1)365/7]-1

        Non-Standard Performance
        ------------------------

        The Fund may also from time to time include in advertising a total aggregate return figure or an average annual total return figure that is not calculated according to the formula set forth above in order to compare performance more accurately with other measures of investments return. Each class of a Portfolio may quote an aggregate total return figure in comparing total return with data published by Lipper Analytical Services, Inc. or with the performance of various indicies including, but not limited to, the Dow Jones Industrial Average, the Standard & Poors 500 Index, the Value Line Composite Index, the Lehman Brothers Bond, Government Corporate, Corporate and Aggregate Indices, Merrill Lynch Government & Agency Index, Merrill Lynch Intermediate Agency Index, Morgan Stanley Capital International Europe, Australia, Far East Index or the Morgan Stanley Capital International World Index. For such purposes, aggregate total return is calculated for the specified periods of time by assuming the investment of $1,000 in shares of a class of a Portfolio and assuming the reinvestment of each dividend or other distribution at net asset value on the reinvestment date. Percentage increases are determined by subtracting the initial value if the investment from the ending value and by dividing the remainder by the beginning value. The Fund does not, for these purposes, deduct from the initial value invested any amount representing front end sales charges or CDSC's applicable to a class. To calculate its average annual total return, the aggregate return is then annualized according to the Commission's formula for total return quotes, outlined above. When the period since inception is less than one year, the total return quoted will be the aggregate return for the period.